FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of November 2008.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Brilliant Breaks Ground for New Plant in Suzhou, China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on November 11, 2008, in Kyoto, Japan

Nidec Brilliant Breaks Ground for New Plant in Suzhou, China

Nidec Corporation (“Nidec”) announces that one of its subsidiaries, Nidec Brilliant Co., Ltd. (“Nidec Brilliant”), will start building a new plant in Suzhou, China, to produce base plates for computer hard disk drives (“HDD”).

1. Objectives

The new plant, which broke ground in Suzhou, China today, is expected to strengthen Nidec Brilliant’s existing manufacturing capacity in this province to meet increased demand from HDD manufacturers expanding production in China. The new plant is also intended to further enhance Nidec’s internal capacity for HDD base-plate production.

Together with Nidec Brilliant’s other base-plate facilities in Thailand and Indonesia, the new plant will work as part of an integrated base-plate production line, ranging from die-casting to machining, in order to ensure greater stability of supply.

The base plates manufactured at the new plant will be assembled with motors at Nidec’s HDD motor factories and supplied to the HDD manufacturers.

2. Outline of the new plant (First stage)

(1)Site area:	37,124 square meters
(2)Floor area (first-stage construction):	20,600 square meters
(3)Employees:	Approx. 1,000
(4)Investments	Approx. 3 billion yen
(5)Scheduled completion (first-stage construction):	March 2009
(6)Scheduled operation launch:	April 2009

3. Business plan

The planned production volume at the new plant (first stage) is 2 million units per month, which is expected to double by the end of September 2010. Total production volume upon completion of the third stage construction is expected to reach 10 million per month (The total investment amount is planned to be 7.5 billion yen.)

New plant in Suzhou, China (Rendering)

-###-

4